UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  MAY 2013

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)

Translation of registrant’s name into English

1700 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X                                                          Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                     No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Suite 1700-700 West Pender Street, Vancouver, BC, Canada V6C 1G8
Tel: 604.688.9368   •   Fax:  604.688.9336
www.kobexminerals.com • investor@kobexminerals.com • TSX.V |NYSE MKT: KXM

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SUBMITTED HEREWITH

Exhibits

99.1	News Release – May 31, 2013

 Suite 1700-700 West Pender Street, Vancouver, BC, Canada V6C 1G8
Tel: 604.688.9368   •   Fax:  604.688.9336
www.kobexminerals.com • investor@kobexminerals.com • TSX.V |NYSE MKT: KXM

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Alfred Hills

Alfred Hills
President and CEO
Date: MAY 31, 2013

Suite 1700-700 West Pender Street, Vancouver, BC, Canada V6C 1G8
Tel: 604.688.9368   •   Fax:  604.688.9336
www.kobexminerals.com • investor@kobexminerals.com • TSX.V |NYSE MKT: KXM

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